Exhibit 4.11

Memorandum of Agreement between PT First Media Tbk (‘FM”) and PT Indosat Tbk (“Indosat”), No. FM: PK-037/CSL/INDOSAT/II/11 and No.Indosat: 174/C00-C0D/LGL/11 dated February 10, 2011

The Parties:

1.	FM; and

2.	Indosat

Scope of The Memorandum of Agreement

This memorandum of agreement was made to comply with the Minister of Communication and Information Regulation No. 02/PER/M.KOMINFO/3/2008 Juncto a Joint Decree of Minister of Communication and Information, Minister of Internal Affairs, Minister of Public Work and Head of Coordination Investment Board concerning Guidelines For Construction And Utilization Of Joint Telecommunication Towers, which in this case FM lease the Company’s Tower in Full Services. In such Full Services methods, the Company shall provide Civil Mechanical Electrical to support the functions of FM network equipments.

Period of Memorandum of Agreement:

The periods of this memorandum of agreement will effect from since the Installation permits submitted by FM, will be held for Five (5) years and can be extend minimum for Five (5) years period based on mutual consent of the Parties.

Rights and Obligations of the Parties:

1.	Provide Civil Mechanical Electrical in accordance with the terms and conditions in memorandum of agreement;

2.	Received and making payment for utilize the towers and other expenses arising from the memorandum of agreement.

Termination of Memorandum of Agreement:

The Parties agreed to waive the application of article 1266 of the Indonesian Civil Code so that a Party can unilaterally terminate the agreement. this memorandum of agreement can be terminated if the lease periods was terminated and can not extended by the parties and/or since the signing of the master lease agreement.

Assignment of Memorandum of Agreement:

No party shall sell, assign or transfer the memorandum of agreement, in part or in whole, to any third party without written concent of the other party.

Governing Laws:

The laws of Indonesia.

Dispute Settlement:

The Parties agree to amicably settle any dispute arising with relation to the memorandum of agreement and if the parties fail to reach an amicable settlement within sixty (60) days, the dispute shall settle will referred to Indonesian National Arbitration Board (BANI) for settlement.

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